UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Talk America Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

87426R202

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Securities, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to

Clifford E. Neimeth, Esq.

Greenberg Traurig, LLP

The Metlife Building

200 Park Avenue

New York, NY  10168

(212) 801-9200

October 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D CUSIP No. 87426R202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5 in initial Schedule 13D)

	8.	Shared Voting Power 4,242,520 (See Item 5 in initial Schedule 13D)

	9.	Sole Dispositive Power 0 (See Item 5 in initial Schedule 13D)

	10.	Shared Dispositive Power 4,242,520 (See Item 5 in initial Schedule 13D)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,242,520 (See Item 5 in initial Schedule 13D)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the initial Statement on Schedule 13D (the “Schedule 13D”) previously filed on September 28, 2006, by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of Talk America Holdings, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 4.                          Purpose of Transaction.

On October 20, 2006, the Reporting Persons advised representatives of the Issuer that, after completing a significant portion of their due diligence investigation of the Issuer, they have determined not to proceed with a definitive offer to acquire the Issuer in a merger or other transaction involving the cash purchase of all outstanding shares of the Common Stock at a price in excess of $8.10 per share.  Accordingly, the Reporting Persons have withdrawn their Proposal, which was delivered to the Issuer by letter dated September 28, 2006 and subject to satisfactory completion of due diligence, to acquire all outstanding shares of the Common Stock for $9.00 per share in cash.

Except as expressly set forth in the preceding paragraph, the Reporting Persons hereby reaffirm all statements previously made by them in this Item 4 to their initial Statement on Schedule 13D regarding their intentions as to the Issuer and their investment in the Issuer’s Common Stock, and hereby expressly reserve all of their rights to consider and effect transactions of the type enumerated in clauses (a) through (j) of Item 4 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006	SCSF Equities, LLC

	By :	*
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
Name: Marc J. Leder
Its: Director

Sun Capital Securities Fund, LP

By: Sun Capital Securities Advisors, LP
Its: General Partner

By: Sun Capital Securities, LLC
Its: General Partner

	By :	*
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities, LLC

	By :	*
Name: Marc J. Leder
Its: Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: October 23, 2006	*By:	/s/ Michael H. Kalb	Attorney-in-Fact
Michael H. Kalb

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: October 23, 2006	SCSF Equities, LLC

	By :	*
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
Name: Marc J. Leder
Its: Director

Sun Capital Securities Fund, LP

By: Sun Capital Securities Advisors, LP
Its: General Partner

By: Sun Capital Securities, LLC
Its: General Partner

	By :	*
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
Name: Marc J. Leder
Its: Co-CEO

Sun Capital Securities, LLC

	By :	*
Name: Marc J. Leder
Its: Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: October 23, 2006	*By:	/s/ Michael H. Kalb	Attorney-in-Fact
Michael H. Kalb